Exhibit 99.27

FIELD TRIP HEALTH LTD.

(formerly Newton Energy Corporation)

Management’s Discussion and Analysis

For the nine-month period ended

September 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) reviews Field Trip Health Ltd.’s (formerly Newton Energy Corporation) (“Field Trip” or the “Corporation”) activities and results for the nine-month period ended September 30, 2020. It should be read in conjunction with the unaudited Condensed Interim Financial Statements for the nine-month period ended September 30, 2020, together with the accompanying notes, included in that report. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In the MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. Additional information relating to the Corporation’s activities can be found on SEDAR at www.sedar.com.

Date of Report

This MD&A is dated November 30, 2020 and presents material information up to this date.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of the Corporation and contains certain forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Corporation cautions readers and prospective investors in the Corporation’s securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation.

Forward looking information is based on management’s current expectations and assumptions regarding, among other things, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates. Although the Corporation believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties.

See the Risk Factors section of this MD&A for a further description of these risks. The forward-looking information included in this report is expressly qualified in its entirety by this cautionary statement. The Corporation assumes no obligation to update or revise any forward-looking information to reflect new events or circumstances, except as required by law. For additional information relating to the risks and uncertainties facing the Corporation, see “Risk Factors”.

Completion of Reverse Take-Over Transaction with Field Trip Psychedelics Inc.

On October 1, 2020 Field Trip completed its reverse take-over transaction with Field Trip Psychedelics Inc. (“FTP”), a global leader in the development and delivery of technology-enabled therapies. Through its Field Trip Health centres opening across North America that provide best-in-class psychedelic-therapies, and drug development and advanced research on plant-based psychedelics through Field Trip Discovery, FTP’s goal is to help those in treatment and those seeking accelerated personal growth with a simple, evidence-based way to heal and heighten engagement with the world.

Prior to the closing and effective September 30, 2020, the Corporation changed its name from Newton Energy Corporation to Field Trip Health Ltd. and consolidated the outstanding common shares of the Corporation on the basis of one post-consolidation share for every eight pre-consolidation share.

Pursuant to the transaction, FTP was amalgamated with a wholly-owned subsidiary of the Corporation and all Class A shares and convertible securities of FTP were exchanged for post-consolidation shares on a one-to-one basis.

The pre-consolidated shares were delisted from the NEX board of the TSX Venture Exchange effective September 30, 2020 and were listed on the Canadian Securities Exchange on October 6, 2020. Effective October 1, 2020, the Corporation was continued under the Canada Business Corporations Act and changed its year-end to March 31.

In connection with the closing, all the directors and officers of the Corporation resigned and were replaced by the following directors and officers of FTP:

Joseph del Moral, Director & Chief Executive Officer

Ronan Levy, Director & Executive Chairman

Hannan Fleiman, Director & President

Mujeeb Jafferi, Director & Chief Operating Officer

Dr. Ryan Yermus, Director & Chief Clinical Officer

Helen M. Boudreau, Director

Dieter Weinand, Director

Donna Wong, Chief Financial Officer

Paula Amy Hewitt, Vice President, General Counsel and Corporate Secretary

Dr. Nathan Bryson, Chief Science Officer

Amardeep Manhas, Chief Technology Officer

Tyler Dyck, Treasurer & Director of Finance

Prior to the closing, FTP completed an upsizing of its previously completed Series B financing, from $11 million to $12.6 million, a portion of which was completed by way of a brokered private placement. The proceeds from the financing will be used to continue the rollout across North America of the Field Trip Health clinical hubs for psychedelic therapies, and to further advance its pioneering work with its next generation psychedelic molecule, FT-104, and its advanced research and development on psilocybin producing mushrooms in partnership with the University of West Indies.

Financial Highlights

As at September 30, 2020, Field Trip had $126,104 in cash (September 30, 2019 - $576,084). Field Trip had a total comprehensive loss of $367,788 for the nine months ended September 30, 2020 (September 30, 2019 - $174,771) and $308,156 for the three months ended September 30, 2020 (September 30, 2019 - $33,567). This loss is comprised of operating costs and expenses and transaction costs.

Selected Financial Information

The following table summarizes key financial information on a quarterly basis for the previous two years:

	September 30	June 30	March 31	December 31
	2020	2020	2020	2019
	$	$	$	$
Total revenue	-	-	-	-
Net income	(308,156)	(33,875)	(25,758)	(64,202)
Basic and diluted loss per share	(0.39)	(0.04)	(0.03)	(0.08)
Total assets	157,918	479,261	509,065	542,317
Total liabilities	8,488	21,676	17,605	25,101

	September 30	June 30	March 31	December 31
	2019	2019	2019	2018
	$	$	$	$
Total revenue	1,750	4	-	3,559
Net income	(33,567)	(117,428)	(23,776)	(79,841)
Basic and diluted loss per share	(0.04)	(0.15)	(0.03)	(0.10)
Total assets	582,160	624,127	656,696	700,331
Total liabilities	6,904	15,304	10,605	30,464

For the nine-month period ended September 30, 2020, the Corporation reported no discontinued operations and did not declare any cash dividends. The Corporation’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Office and administration expenses represent the Corporation’s costs associated with its activities for the respective periods.

Operating Costs and Expenses

For the nine-month period ended September 30, 2020 operating cost and expenses increased to $367,806 compared to $176,525 for the same period in 2019. For the three months ended September 30, 2020, operating costs and expenses increased to $308,174 compared to $35,317 for the same period in 2019. No expenses were capitalized during the nine-month periods ended in 2020 and 2019.

Breakdown of Operating Costs and Expenses

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
	$	$	$	$
Accounting and legal	35,808	11,253	49,527	19,933
Advertising and promotion	-	425	-	2,280
Consulting and directors’ fees	13,000	13,000	39,000	31,500
Insurance	2,041	1,850	5,987	5,422
Office and miscellaneous	1,936	4,330	10,229	8,376
Share-based payments	-	-	-	80,160
Travel and business development	27	2,698	27	18,843
Transactions costs	249,319	-	249,319	-
Regulatory and filing fees	6,043	1,761	13,717	9,991

Accounting and legal were $49,527 for the nine-month period and $35,808 for the three-month period ended September 30, 2020 compared to $19,933 for the nine-month period and $11,253 for the three-month period ended September 30, 2019.

Advertising and promotion were $nil for the nine-month period and for the three-month period ended September 30, 2020 compared to $2,280 for the nine-month period and $425 for the three-month period ended September 30, 2019.

Consulting and directors’ fees were $39,000 for the nine-month period and $13,000 for the three-month period ended September 30, 2020 compared to $31,500 for the nine-month period and $13,000 for the three-month period ended September 30, 2019.

Insurance was $5,987 for the nine-month period and $2,041 for the three-month period ended September 30, 2020 compared to $5,422 for the nine-month period and $1,850 for the three-month period ended September 30, 2019.

Office and miscellaneous were $10,229 for the nine-month period and $1,936 for the three-month period ended September 30, 2020 compared to $8,376 for the nine-month period and $4,330 for the three-month period ended September 30, 2019.

Travel and business development were $27 for the nine-month period and $27 for the three-month period ended September 30, 2020 compared to $18,843 for the nine-month period and $2,698 for the three-month period ended September 30, 2019.

Transaction costs were $249,319 for the nine-month period and $249,319 for the three-month period ended September 30, 2020 compared to $nil for the nine-month period and for the three-month period ended September 30, 2019.

Regulatory and filling fees were $13,717 for the nine-month period and $6,043 for the three-month period ended September 30, 2020 compared to $9,991 for the nine-month period and $1,761 for the three-month period ended September 30, 2019.

Operating costs and expenses increased for the nine-month period in 2020 over the same period in 2019 as a result of the initiation and completion of the reverse take-over transaction with Field Trip Psychedelics Inc.

Field Trip’s revenue is comprised entirely of interest earned on cash and cash equivalents, short-term investment balances. There was no interest income for the nine-month period ended September 30, 2020 compared to $1,754 for the nine-month period ended September 30, 2019.

For the nine-month period ended September 30, 2020, share-based payments expense was $nil compared to $80,160 for the nine-month period ended September 30, 2019 because no stock options were granted during the nine-month period ended September 30, 2020.

Liquidity and Capital Resources

Field Trip currently has no operational cash flow. Field Trip’s revenue is comprised entirely of interest earned on its investments. Field Trip has no outstanding bank debt or other interest-bearing indebtedness as at September 30, 2020.

a)	Field Trip had $126,104 in cash and working capital of $149,430 as at September 30, 2020. These balances will be used to fund operating costs and expenses and working capital requirements.

b)	Field Trip assesses its financing requirements and its ability to access debt or equity markets on an ongoing basis. Given the current conditions in the financial markets, Field Trip will seek to maintain financial flexibility and will monitor and assess its financing requirements. Field Trip’s ability to access the equity or debt markets in the future may be affected by prolonged market instability. The inability to access the equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Field Trip’s financial condition, results of operations and prospects. Further discussion on these risks can be found in the “Risk Factors” section of the MD&A.

Investor Relations

The Corporation has no investor relations’ agreements.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the nine-month period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Financing

The Corporation does not currently have any operations generating cash to fund any projects or ventures and associated overhead costs. The Corporation is therefore dependent upon debt and equity financing to carry out business plans. There can be no assurance that such financing will be available to the Corporation.

Significant Accounting Judgments, Estimates and Assumptions

A detailed summary of all the Corporation’s significant accounting policies is included in Note 3 of the Corporation’s September 30, 2020 financial statements.

Related Party Transactions

A detailed summary of all the Corporation’s related party transactions is included in Note 5 of the Corporation’s September 30, 2020 financial statements.

Off Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Outstanding Share Data, Stock Options and Warrants

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at November 30, 2020, there were 37,802,992 common shares and nil preferred shares issued and outstanding.

As a result of the Corporation’s reverse take-over transaction with FTP, the Corporation adopted FTP’s stock option plan. As at November 30, 2020, there were 3,963,682 stock options outstanding.

As a result of the Corporation’s reverse take-over transaction with FTP, FTP’s compensation warrants from a brokered private placement were exchanged for Field Trip’s share purchase warrants on a one-to-one basis. As at November 30, 2020, the Corporation has 299,753 share purchase warrants outstanding.

Risk Factors

Investment in the Corporation must be considered highly speculative due to the nature of the Corporation’s business, its formative stage of development, its current financial position and its lack of earnings record. The following is a summary of the risk factors to be considered:

Market for Common Shares

There can be no assurance that an active and liquid market for the Corporation’s common shares will develop and an investor may find it difficult to resell the common shares.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Management of Growth

Field Trip may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of Field Trip to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Field Trip to deal with this growth could have a material adverse impact on its business, operations and prospects.

Reliance on Key Personnel

Field Trip’s success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Field Trip. The contributions of the existing management team to the immediate and near-term operations of Field Trip are likely to be of central importance. In addition, the competition for qualified personnel in various industries can be intense and there can be no assurance that Field Trip will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Field Trip.

Substantial Capital Requirements

Field Trip may be required to make substantial capital expenditures for the development of its projects. Field Trip’s ability to access the equity or debt markets in the future may be affected by any prolonged market instability. There can be no assurance that debt or equity financing, or future cash (if any) generated by operations, would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Field Trip. These funding arrangements are not yet in place. There is no assurance that the initiatives undertaken by management will be successful. The inability of Field Trip to access sufficient capital for its operations could have a material adverse effect on Field Trip ’s financial condition, results of operations and prospects.

Dilution

Field Trip may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Field Trip, which may be substantially dilutive to existing shareholders and which may also result in a change of control of the Corporation.

Issuance of Debt

Field Trip may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Field Trip’s debt levels above industry standards for companies of similar size. Depending on future plans, Field Trip may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Field Trip s articles nor its by-laws limit the amount of indebtedness Field Trip may incur. The level of Field Trip’s indebtedness from time to time could impair Field Trip’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Dividends

To date, Field Trip has not declared or paid any dividends on the outstanding Field Trip shares. Any decision to pay dividends on the Field Trip shares will be made by the board of directors of Field Trip on the basis of Field Trip ’s earnings, financial requirements and other conditions existing at such future time. At present, Field Trip does not anticipate declaring and paying any dividends in the foreseeable future.

Conflicts of Interest

Certain directors of Field Trip are also directors of other companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Canada Business Corporations Act.

Financial Instruments

The Corporation considers its risks in relation to financial instruments in the following categories:

Credit Risk

Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Corporation. The Corporation has policies and procedures in place that govern the credit risk it will assume. The Corporation evaluates credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. The Corporation’s objective is to have no credit losses. The primary sources of credit risk for the Corporation arise from the following financial assets: (1) cash and cash equivalents and (2) accounts receivable. The Corporation has not had any credit losses in the past and the risk of financial loss is considered to be low. As at September 30, 2020, the Corporation has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet obligations associated with financial liabilities. The Corporation’s financial liabilities are comprised of accounts payable and accrued liabilities. The Corporation frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. The Corporation mitigates liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments.

Market Risk

Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. The Corporation evaluates market risk on an ongoing basis. At September 30, 2020, all of the Corporation’s financial instruments were assessed to have little or no market risk.